Exhibit 14.1

Pluristem Therapeutics Inc.
Amended and Restated
Code of Business Conduct and Ethics

Introduction

Ethics are important to Pluristem Therapeutics Inc. (together with its subsidiary, “Pluristem”) and its directors, officers and employees (each an “Associate”).  Pluristem is committed to the highest ethical standards and to conducting its business with the highest level of integrity.

The Pluristem Code of Business Conduct and Ethics (the “Code”) has four primary functions:

•	To establish and clearly communicate our standards of business conduct, our ethical principles and our expectations;
•	To ensure that business policies and practices continue to be aligned with those standards and principles;
•	To establish responsibility for monitoring compliance; and
•	To set forth the manner in which perceived violations of ethical principles are to be reported.

The Code applies to all Associates.

Ethics

Pluristem is committed to the ideals of uncompromising honesty and integrity. As a Pluristem Associate you are expected to adhere to the highest standards of ethics; to be honest and ethical in dealing with each other, with shareholders and with customers, vendors and all other third parties.

You also must respect the rights of your fellow Associates and third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran’s status, handicap or disability.

Misconduct (any violation of this Code) will be addressed as it is identified with appropriate disciplinary action.  Misconduct cannot be excused because it was directed or requested by another.  You are expected to alert management whenever an unethical, dishonest or illegal act is discovered or suspected, as further provided for in this Policy.

The following areas frequently give rise to ethical concerns. A violation of the standards contained in this Code will result in corrective action, including possible dismissal.

Should you have any questions concerning this Policy, please direct them to the Chief Financial Officer of Pluristem (the “CFO”).  The CFO may consult outside counsel with respect to any issue relating to this Policy.

Conflicts of Interest

Conflicts of interest arise whenever actions are based on interests other than those of Pluristem. You must avoid any personal activity, investment or association that may interfere with using good judgment concerning Pluristem’s best interests. You may not exploit your position or relationship with Pluristem for personal gain. You should avoid even the appearance of such a conflict. For example, a conflict of interest may arise if you:

•	Cause Pluristem to engage in business transactions with relatives or friends;
•	Use information of Pluristem, a customer or supplier for your own personal gain, or the personal gain of relatives or friends;
•	Have a financial interest in Pluristem’s customers, suppliers or competitors;
•	Receive a loan or guarantee of obligations, from Pluristem or from a third party, as a result of your position at Pluristem; or
•	Compete, or prepare to compete, with Pluristem while still employed by it.

Employees who are involved in or are aware of a transaction involving any of the relationships described above, must report the transaction to the CFO.  Directors and officers shall report such transactions to the Chairman of Pluristem’s Audit Committee.  All transactions between Pluristem and any employee or member of the Associate’s immediate family, or any entity in which such employee or a member of his or her immediate family has a significant financial interest, must be approved by the CFO.  Transactions described in the previous sentence between Pluristem and any director or officer or member of such person’s immediate family, or any entity in which such person or member of his or her immediate family has a significant financial interest, must be approved by the Board of Directors.

There may be other situations in which a conflict of interest may arise. If you have any questions or concerns about any situation, follow the guidance outlined in the section below on Reporting Ethical Violations.

Public Reporting of Financial and Non-financial Information

Pluristem is a U.S. publicly held company and thus, subject to the Securities Act of 1933, the Securities Exchange Act of 1934 and numerous other laws, rules and regulations promulgated thereunder (the “Securities Laws”). The U.S. Securities and Exchange Commission (the “SEC”) requires companies to maintain disclosure controls and procedures designed to ensure that information required by the Securities Laws to be disclosed by publicly held companies is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. It is, therefore, imperative that all disclosures contained in Pluristem’s public filings and other public communications are full, fair, accurate, timely and understandable.

Every Associate who participates in the information gathering process for Pluristem’s public filings and other public communications is responsible for the timeliness and accuracy of the information contained therein. Those persons having responsibility for particular areas of Pluristem’s periodic reports such as the Form 10-K and the Form 10-Q must report to the Board on an ongoing basis the following matters which come to their attention:

•	Deviations from or changes to the current public information available for Pluristem;
•	Changes in risks, or new risks, to Pluristem as they arc identified; and
•	Changes that may affect Pluristem’s financial results.

Pluristem has established a separate Disclosure Policy that provides who may communicate information to the press and the financial analyst community.  You should review Pluristem’s Disclosure Policy and discuss all questions that you may have with the CFO.

Our employees who work in the Financial Department hold an important and elevated role in corporate governance. They are empowered to ensure that shareholder interests are appropriately balanced, protected and preserved. Accordingly, all financial managers are expected to uphold the following standards:

•	To provide information that is accurate, complete, objective, relevant, timely and understandable;
•	To comply with laws, rules and regulations of federal, state, provincial and local governments, and appropriate regulatory agencies;
•	To act in good faith, responsibly, with due care, competence and diligence, without misrepresenting facts or allowing their independent judgment to be subordinated;
•	To respect the confidentiality of information acquired in connection with their activities for Pluristem, except when authorized or otherwise legally obligated to disclose;
•	To share knowledge and to maintain skills needed to perform their jobs;
•	To proactively promote ethical behavior as a responsible partner among peers in the workplace and community; and
•	To achieve responsible use of and control over all assets and resources employed by or entrusted to them.

Compliance with all governmental laws, rules and regulations applicable to Pluristem is mandatory and any violations thereof are considered violations of this Code. Mistakes should never be covered up, but should be immediately fully disclosed and corrected, if possible.

If you have any questions about your duties with regard to public reporting, please ask the CFO.

Bribes and Kickbacks

A kickback or bribe includes any item intended to improperly obtain favorable treatment.  Other than for modest gifts given or received in the normal course of business (e.g., coffee mugs, pens and other logoed promotional materials or business lunches), neither you nor your relatives may give gifts to, or receive gifts from, Pluristem’s customers and suppliers. Other gifts may be given or accepted only with prior approval of the CFO. In no event should you put Pluristem or yourself in a position that would be uncomfortable if knowledge of the gift was made public. Dealing with government employees is often different than dealing with private persons.  Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Conducting Business Outside of the United States and the Foreign Corrupt Practices Act

Pluristem has an international presence and thus, certain Associates or other affiliates of the company may find it necessary to interact with foreign governments or officials in the furtherance of Pluristem’s business activities. In any dealings with foreign officials, candidates, or political parties, Pluristem and its Associates, consultants, agents, subsidiaries, distributors, resellers, and representatives, must comply with the following policy.

Generally, Pluristem policies, the U.S. Foreign Corrupt Practices Act (“FCPA”), and applicable foreign laws prohibit payments to, and business relationships with, government officials (“government officials” may include employees of entities that are state-owned, in whole or part, public international organizations and political parties or political candidates) that could be construed as bribes or attempts to influence government behavior.

You may not give, offer, promise, or authorize direct or indirect payments to foreign officials for the purpose of obtaining or retaining business for Pluristem. Payments include money, gifts, or anything of value, and need not actually be delivered, but merely have been intended for a corrupt purpose, to violate the FCPA. It is therefore illegal and against Pluristem policy for any Associate or other Pluristem representative to offer or give anything of value that is intended to:

•	influence any act or decision of a foreign official in his or her official capacity;
•	induce the official violate a lawful duty of his position or to use his influence improperly; or
•	obtain an improper advantage for Pluristem.

Pluristem and individuals may face significant civil and criminal punishment in both the United States and in other countries, including imprisonment, for violating the FCPA and local laws.

Acknowledging that in certain foreign localities, payments to local government officials may be customary to expedite processes such as the granting of a business license or similarly routine governmental action, the FCPA contains a narrow exception for such payments. In every case, prior to making, promising, or offering any such payment, any Associate or affiliate of Pluristem must consult with the CFO should uncertainties arise. Furthermore, if it is determined that a payment meets this narrow exception, it must be recorded accurately by the accounting department, as it is an independent violation of the FCPA to mischaracterize any such payment in the financial records. Both the consultation with the CFO and the accounting treatment of the payment must be documented in writing.

Quality and Regulatory Compliance

Pluristem is subject to numerous international, federal and state laws concerning the design, clinical development, manufacture, distribution and promotion of its products. The Federal Food, Drug, and Cosmetic Act (the “FDC Act”) is the primary regulatory statute governing Pluristem’s activities.  The FDC Act is implemented by the U.S. Food and Drug Administration (the “FDA”) through the promulgation of regulations and by the issuance of guidelines and other informal notices regarding compliance requirements. FDA regulations applicable to medical devices, biologics and pharmaceuticals encompass a wide variety of activities including: product clearance; labeling, advertising, and promotion; reporting requirements; establishment registration and product listing; current good manufacturing practices; and preclinical studies and clinical studies. Other federal agencies also have applicable laws, regulations and guidelines, as do individual state governments.  Pluristem has established policies and procedures to ensure that our activities are conducted in compliance with the federal and state laws and regulations pertaining to FDA-regulated products.

In addition to legal compliance, you are required to maintain the highest ethical and scientific standards in researching and developing Pluristem’s products.  Associates are further required to be scrupulously accurate in data submitted to FDA, publications, or any other party.  You will adhere to all standards and procedures necessary to ensure rigorous scientific inquiry and will interact with federal and state agencies in a forthright manner designed to ensure the safe and effective use of its products.  Additionally, in accordance with Pluristem’s objective, Associates are required to manufacture Pluristem’s products in a manner designed to ensure their safety, integrity, and suitability for patients, and to market and sell its products in an honest and balanced manner that provides health professionals with the information necessary to use its products appropriately. Clinical studies will be conducted in such a fashion as to safeguard the welfare of subjects and ensure the scientific integrity of the research.

Associates will maintain accurate and complete records of all data related to FDA-regulated products in order to comply with FDA regulations. This work includes research and development, preclinical and clinical studies, manufacturing, marketing, quality control and quality assurance, regulatory and other activities as determined by our VP Regulatory Affairs. As part of Pluristem’s quality system, Associates are required to maintain reliable documentation.  The accuracy of data in our records, including full disclosure, lack of material omission, and integrity of the data is your priority.

Any Associate who alters or falsifies data, destroys or fails to maintain product related data, or omits data from records that are needed to provide full information regarding a commercial or development stage product is acting in violation of this Code. If you have questions related to quality and regulatory compliance, you should consult with your supervisor, or VP Regulatory Affairs.

Improper Use or Theft of Pluristem Property

Every Associate must safeguard Pluristem property from loss or theft, and may not take such property for personal use. Pluristem property includes such items as stem cells and other biological materials, laboratory equipment and machinery, inventory, vehicles, software, computers, office equipment, and supplies as well as confidential information such as non-public personal information about customers, customer lists, and proprietary product information, to name a few. You must appropriately secure all Pluristem property within your control to prevent its unauthorized use.

Fair Dealing

No Pluristem Associate should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, or any other unfair-dealing practice.

Fair Competition and Antitrust Laws

Pluristem must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. If you are uncertain whether a contemplated action raises unfair competition or antitrust issues, you should raise the issue with the CFO.

Insider Trading

If an Associate has material non-public information relating to Pluristem, it is our policy that neither that person (nor any of his/her relatives) may buy or sell any Pluristem securities or engage in any other action to take advantage of, or pass on to others, that information.  This policy also applies to information relating to any other company, including our customers, partners or suppliers, obtained in the course of employment.  Officers, directors and employees should carefully review and comply with Pluristem’s separate Insider Trading Policy.  Questions regarding insider trading should be addressed to the CFO.

Waivers and Amendments of the Code

Any waiver of any provision of this Code for any of our directors or executive officers, or any amendment of this Code, must be approved in writing by our Board of Directors and must be disclosed to shareholders and to others, along with the reasons for such waiver, as required by applicable laws and regulations in the manner or manners required thereby.  Any waiver of any provision of this Code with respect any other Associate must be approved in writing by our CFO.  Waivers will be granted only as permitted by law and in extraordinary circumstances.

Reporting Ethical Violations

Your conduct can reinforce an ethical atmosphere and provide influence on the conduct of fellow Associates.  Associates are empowered by the Code to act in situations where they have the authority or feel comfortable enough to stop unethical behavior. If the unethical behavior is prevented by your actions, then no report is necessary. However, if you are aware of any violations of this Code and feel powerless to stop them, you must report them to the CFO or to your direct supervisor. You also may contact the Chief Executive Officer of the company.

If you are still concerned after speaking with Pluristem officers or feel uncomfortable speaking with them (for whatever reason), you may contact the Chairman of Pluristem’s Audit Committee.  At the time of the adoption of this Code, Doron Shorrer is the Chairman of our Audit Committee.

Letters to the Chairman of the Audit Committee should be addressed:

Mr. Doron Shorrer
333 Khore Hadorot St, Jerusalem
You may write anonymously and you should include copies of relevant documents.

Pluristem’s policy prohibits discrimination, harassment and retaliation against any Associate who in good faith provides any information or otherwise assists in any investigation or proceeding regarding any potential violation of this Policy.

Accountability for Adherence to the Code

The CFO shall report to our Board of Directors on all material issues relating to this Policy.  Our Board of Directors enforces this Code by evaluating all alleged violations of this Code after all of the pertinent information has been gathered and appropriate action will be determined with the involvement of counsel. If an alleged violation of this Code has been reported to it, the Board of Directors shall determine whether that violation has occurred and, if so, shall determine the disciplinary measures to be taken against any Associate who has violated this Code.

The disciplinary measures, which may be invoked at the discretion of the Board of Directors, include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension without pay, termination of employment or other relationship with us and restitution.

Pluristem is committed to upholding this Code and is supporting all Associates who aid in this endeavor. Pluristem will not tolerate any form of retaliation for reporting suspected violations of this Code.